SEC Division of Corporation Finance

Office of Manufacturing

November 6, 2023

November 6, 2023

Division of Corporation Finance

Office of Manufacturing

Attention:	Heather Clark, Staff Accountant 202-551-3624
Kevin Stertzel, Staff Accountant 202-551-3723
Jennifer Angelini, Staff Attorney 202-551-3047
Jay Ingram, Staff Attorney 202-551-3397

Re:	Perfect Moment Ltd.
Registration Statement on Form S-1
Filed October 10, 2023
File No. 333-274913

Dear Ms. Clark, Mr. Stertzel, Ms. Angelini and Mr. Ingram:

Perfect Moment Ltd. (the “Company”) confirms receipt of the letter dated October 18, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the above-referenced filing (the “Amendment”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Form S-1 filed October 10, 2023

Certain Relationships and Related Transactions, page 90

1.	We note disclosure regarding a personal guarantee from JGA on pages 54 and 90, and a $4 million personal guarantee from Max Gottschalk on page 90. Please revise to clarify whether these are the same guarantee or otherwise related. Please also file the HSBC trade finance facility, UBS standby documentary credit, and JGA/Gottschalk personal guarantee(s) as exhibits to your registration statement or tell us why you believe these are not required to be filed under Item 601 of Regulation S-K.

RESPONSE: In response to the Staff’s comment above, the Company has revised its disclosure on pages 54 and 90 of the Amendment to clarify that the guarantees by JGA and Max Gottschalk are two different guarantees.

The trade finance facility was originally secured by (1) a standby documentary credit for $1.00 million from UBS Switzerland AG and (2) a personal guarantee to the value of $4.00 million from Max Gottschalk.

The UBS documentary credit expired on April 30, 2023 and the facility instead became secured by charge over cash deposits equal to the amount of the facility used at any given moment in time in addition to the aforementioned personal guarantee by Mr. Gottschalk. The personal guarantee provided by Max Gottschalk remained in place.

On June 26, 2023, the UBS standby documentary credit was reinstated for $1.00 million. The UBS standby documentary credit that was then secured by a guarantee from J. Gottschalk & Associates (“JGA”). The original personal guarantee by Mr. Gottschalk to the value of $4.00 million is an additional guarantee securing the facility as a whole.

The trade finance facility is also secured by a guarantee by Perfect Moment Ltd. in the amount of $2,000,000.

The Company has filed, as Exhibits 10.31 through 10.39 to the Amendment, the HSBC trade finance facility agreement and the amendments thereto, the UBS standby documentary credit, the charge over cash deposits, the guarantee by Perfect Moment Ltd., the JGA guarantee and the Max Gottschalk personal guarantee.

SEC Division of Corporation Finance

Office of Manufacturing

November 6, 2023

Change in Independent Registered Public Accounting Firm, page 112

2.	We note disclosure on page 112 that your former accountants advised management of two material weaknesses in internal controls related to the year ended March 31, 2021. Please disclose in the risk factor section what measures, if any, you are undertaking to address the material weaknesses, the timetable for remediation, and whether there is any associated material costs.

RESPONSE: The Company has subsequently addressed the two material weaknesses in internal controls related to the year ended March 31, 2021 as identified by CohnReznick LLP, as follows:

1.	Lack of internal control over the preparation and review of financial statements: The Company’s current finance team consists of two qualified CPAs from the United States, one qualified Chartered Global Management Accountant (CGMA), one qualified CPA (Hong Kong) and one qualified CPA (Canada), along with three qualified accounting technicians (Association of Accounting Technicians) in support functions. All team members are permanent employees, creating a stable environment, and collectively bring a wealth of experience and best practices relating to controlling and reporting from various industries, including retail. The Company believes that its current finance team is well-versed in the specificities of controls required for a retail and wholesale business.

2.	Lack of internal controls over the accounting for employee expenses, in particular insufficient review procedures: The Company has revised its internal controls over accounting for employee expenses as follows: First, an accounts assistant reviews the expense submission to ensure all claims are fully substantiated by receipts, correct fixes are applied, the nature of the claims are in line with Company policies and the expenses are reasonable. Any questions, concerns or issues are raised with the claimant, the applicable line manager, the entity financial controller, the Finance Director or the CFO, as appropriate. The claimant’s line manager is required to approve expenses. For senior employees, other than the CEO, all expenses must be approved by the CEO. For the CEO, all expenses must be approved by the CFO or the Finance Director. In addition, the Finance Director approves the payment runs for each entity and will implement further controls on expense payments where deemed necessary. The Company believes that the CFO and the Finance Director have sufficient independence, seniority and influence to challenge the expenses of any employee including the CEO.

The Company does not believe that any risks remain outstanding related to the above items, and its current auditor, Weinberg & Company, P.A., has not identified any such weaknesses in connection with its review of the Company’s financial statements for the fiscal years ended March 31, 2023 and March 31, 2022.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Mark Buckley
Mark Buckley,
Chief Executive Officer